TSX: TXR
OTCQX: TORXF	FOR IMMEDIATE RELEASE
www.torex.com

Torex Resources to List on New York Stock Exchange

NYSE listing marks a significant milestone reflecting the scale, diversification and ongoing growth of Torex Resources.

TORONTO, Ontario, November 10, 2026 - Torex Resources Inc. (the "Company" or "Torex Resources") (TSX: TXR) (OTCQX: TORXF) announces that the New York Stock Exchange ("NYSE") has approved the listing of its common shares, which are expected to begin trading on the NYSE at market open on November 17, 2026, under the symbol "TXR". Torex Resources is not issuing new shares or raising capital as part of the listing.

To mark the listing, members of management and the Board will ring the NYSE opening bell on Tuesday, November 17, 2026.

Torex Resources will maintain its primary listing on the Toronto Stock Exchange, where its common shares will continue to trade in Canadian dollars under the symbol "TXR". Quotation on the OTCQX under the symbol "TORXF" will cease when NYSE trading begins.

Andrew Snowden, President & CEO of Torex Resources, stated:

"Listing on the NYSE marks an exciting milestone for Torex Resources. Building on our established presence on the TSX, joining the world's largest equity exchange puts the Torex Resources' story in front of a broader global investor audience, which we expect will bring greater capital market access and exposure for our Company, and enhanced trading liquidity for our common shares.

"The timing couldn't be better. With our flagship Morelos Complex in Mexico generating strong production and significant cash flow, we are actively returning capital to shareholders while continuing to make meaningful investments in our exploration and development pipeline to support our next phase of growth. The NYSE listing will provide more investors the opportunity to participate in this growth as we advance our portfolio of gold, silver and copper assets."

About Torex Resources

Torex Resources is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon Summit project in Nevada, USA.

The Company's key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

130 King Street West, Suite 740 Toronto, ON M5X 2A2, Canada	Page 1

TSX: TXR
OTCQX: TORXF
www.torex.com

For Further Information, Please Contact:

Shaun Silveira
Senior Vice President, Corporate Development & Investor Relations
Phone: (416) 703-1613
ir@torex.com

Cautionary Notes on Forward-Looking Statements

The information in this press release has been prepared as at November 9, 2026. This press release contains "forward-looking statements" and "forward-looking information" (collectively, "Forward-Looking Information") within applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to the anticipated timing and benefits of a secondary listing of the Company's common shares on the New York Stock Exchange; and the Company's key strategic objectives, opportunities, growth plans and pursuit of potential acquisitions intended to diversify the Company and deliver value to shareholders.

Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as "forecast," "plans," "expects," or "does not expect," "is expected," "strategic," "to be" or variations of such words and phrases or statements that certain actions, events or results "will", "may," "could," "would," "might," "on track," or "well positioned to" occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information. Such Forward-Looking Information is based on assumptions including, among others, assumptions regarding commodity prices; foreign exchange rates, including the Mexican peso to U.S. dollar exchange rate; mining rates, grades, recoveries and throughput; availability and cost of labour, consumables, reagents, energy, equipment and capital; contractor performance; permitting and regulatory approvals; geotechnical, metallurgical and geological conditions; the accuracy of mineral resource and mineral reserve estimates and technical report assumptions; the successful and timely execution of the Media Luna North project and the Morelos plant debottlenecking project; drilling results and technical, engineering and economic studies supporting any decision to proceed with a potential expansion of the Morelos processing plant; the ability to obtain and maintain required approvals for the proposed New York Stock Exchange listing; market conditions and Board approvals for dividends and share repurchases; availability of financing and liquidity; and general economic, political, regulatory and market conditions. Forward-Looking Information is also based on the assumptions and risks discussed in the Company's annual information form ("AIF") for the year ended December 31, 2025, the Company's annual MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the Forward-Looking Information contained in this news release, see the AIF and most recent annual MD&A on the Company's website at www.torex.com and filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company's expected financial and operating performance and the Company's plans and objectives and may not be appropriate for other purposes. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

130 King Street West, Suite 740 Toronto, ON M5X 2A2, Canada	Page 2